United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

TABLE OF CONTENTS

1. Other Events

Attached are copies of the Company's annual report and the supplementary information for the year ended December 31, 2002. A copy of the Company's annual report is attached hereto as Exhibit 99.1 and a copy of the supplementary information is attached hereto as Exhibit 99.2. Each are incorporated herein by reference.

2. Exhibits

99.1 The Company's annual report for the year ended December 31, 2002.

99.2 Supplementary Information for the year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 27, 2003

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

By: ______________________

Name: George Thomas
Title: Vice President and Chief
Financial Officer

EXHIBIT INDEX

99.1 The Company's annual report for the year ended December 31, 2002.

99.2 Supplementary Information for the year ended December 31, 2002.

EXHIBIT 99.1



SHAPING OUR FUTURE

Annual Report 2002 Chartered Semiconductor Manufacturing

Shaping our future

As the foundry industry continues to evolve, Chartered is committed to a strategy that meets the needs of a constantly changing marketplace. We are proactively shaping our future, taking the necessary actions to address today's challenges and position ourselves for the exciting opportunities ahead.



Letter to shareholders

The year 2002 continued to be a very challenging year for the semiconductor industry. At the onset of the year, most market observers expected solid growth. However, the year ended with a meager 1% growth.

Despite the tough market environment, 2002 was an important year for Chartered. Chartered made solid progress in closing the technology gap, further enhancing our position as a top-tier foundry. We also accelerated our productization efforts through our customer-preferred, open EDA/IP approach. Even more important to Chartered's future, we announced during the fourth quarter of 2002, a milestone joint development agreement with IBM, which we believe puts us at the forefront of technology development for the foundry industry.

→ OUR ADVANCED TECHNOLOGY OFFERINGS ENABLED US TO INCREASE REVENUES OF OUR TOTAL BUSINESS BASE BY 62% FROM 4Q01 TO 4Q02



The progress we have made in technology is reflected in our revenue growth. Largely driven by shipments at the leading-edge technologies, revenues of our total business base, which includes our share of revenues from our minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), grew 62% from fourth quarter 2001 to fourth quarter 2002 (excluding SMP, the growth was 42% during the same period). This compared to the semiconductor market, which grew approximately 23% over that period. I believe this strength in relative performance is a step in the right direction for Chartered.

As for Chartered's overall financial performance for the year 2002, net revenues were $449.2 million, down 2.9% compared to $462.7 million in 2001. Including Chartered's share of SMP, net revenues were $484.8 million, up 1.2% from $479.0 million a year ago. Net loss was $417.1 million compared to a net loss of $384.0 million in 2001. Loss per American Depositary Share (ADS) and loss per share in 2002 were $2.32 and $0.23 respectively, compared with the loss per ADS and loss per share of $2.42 and $0.24 respectively in 2001. For the year 2002, cash flow from operations was negative $11 million. Cash flow from operations turned positive and remained as such since the second quarter of the year. Including the proceeds from the Rights Offering completed in October 2002, we exited the year in a strong liquidity position with more than $1.2 billion in cash.

When I took over as President and CEO of Chartered in June 2002, I put in place priorities that focus Chartered on returning to profitability. And having taken solid steps to strengthen our advanced technology portfolio and optimize our manufacturing base, I feel more confident about our direction, as well as our ability to enhance our growth potential and improve our cost structure. Moving forward, continuing to execute on two strategic priorities - capitalizing on our business opportunities in advanced technology while continuing to serve the markets for mature technologies, and transforming our manufacturing base - will allow us to shape our future in a significant way as the industry evolves.







In millions of U.S. dollars, unless otherwise noted	1998	1999	2000	2001	2002
Net revenue	423	694	1,134	463	449
Research and development	49	63	75	83	95
Net income (loss)	(190)	(33)	245	(384)	(417)
Diluted net income (loss) per ADS (dollars)	(2.11)	(0.27)	1.56	(2.42)	(2.32)
Diluted net income (loss) per share (dollars)	(0.21)	(0.03)	0.16	(0.24)	(0.23)
Cash	100	545	924	1,042	1,211
Total debt	489	557	590	1,112	1,180
Capacity (thousands of eight-inch equivalent wafers)	579	712	985	1,152	1,193
Utilization	71%	101%	102%	35%	37%
Economic value added (EVA)	(313)	(213)	(40)	(754)	(803)



Against the backdrop of an outsourcing business model that offers us exciting opportunities over the long term, but slowed by a challenging near-term economic environment and geopolitical uncertainties, the management team at Chartered continues to execute on our strategic priorities that address both fronts.

Capitalize on Chartered's business opportunity in advanced technology, while continuing to serve the markets for mature technologies

Continuous technology advancement and increasing functionality and complexity of the chips produced characterize the semiconductor industry. Chartered is committed to being a top-tier supplier and helping our customers leverage the benefits of advanced process technologies, as we work towards becoming a leading "first-source" supplier.

Our technology position will be a key enabler for us in this regard. In 2002, we made great strides in accelerating our technology roadmap and offering leading-edge technologies to our customers. In fourth quarter 2002, shipments of 0.18-micron and below product represented 39% of total revenues, up from 13% in the year-ago quarter. And also during the quarter, we achieved our goal of first revenue shipments of our 0.13-micron product offering. Even more important to Chartered's future, we announced a milestone joint development agreement with IBM for 90-nanometer (nm) and 65-nm technologies, which will move us to the forefront of technology development in our industry. This partnership has received an enthusiastic response from our customer base, and it promises to strengthen our ability to deliver the most advanced semiconductors.

→ WE BELIEVE CHARTERED IS NOW ON A PATH THAT COULD FUNDAMENTALLY CHANGE OUR BUSINESS

At the same time, the mature technology segment remains a growing and important part of Chartered's business. The Company will continue to increase its reach into mature markets with productization of niche technologies, which leverage Chartered's strength in mixed-signal and RF CMOS processes for applications such as display power management, smart cards, RFID tags and battery management for mobile products.

Complementing our technology offerings is our open, standards-based EDA/IP platform, which I believe is the right model for the industry. Customers prefer it because it gives them freedom of choice and flexibility in their sourcing strategies. We are implementing it cost effectively, through a large network of pre-qualified third-party suppliers. We are also influencing the industry, in support of our customers, by taking a leadership role with industry organizations dedicated to an open approach.

Our strength in technology, expertise in areas critical to convergence products, our open, standards-based EDA/IP approach, and our focus on customer needs and service - all give us confidence in our future. Today, Chartered is in a better position to attract first-source business, which typically commands higher prices and profit margins, and ultimately results in increased customer and market diversification. That has positive implications for both growth and profitability, since to a large extent, we have been unable to engage in many of these opportunities in the past.

As I had described earlier, Chartered needs to address the challenges presented by the current economic environment and the state of the semiconductor industry. As the industry recovery continues to be pushed out, we need to be more aggressive in rationalizing our internal capacity, while exploring more profitable ways of offering the range of capabilities that our customers need.

Transform Chartered's manufacturing base – resulting in lower cost structure, better alignment to the market and increased operational flexibility

Much of the capacity and cost base that Chartered has today was put in place several years ago, when our customers were expecting considerably higher growth in their markets. What that has left us with is a mature capacity base that is too large. Therefore, we have developed a comprehensive "fab revitalization" plan aimed at reducing excess mature capacity and rapidly expanding leading-edge capacity.

By the end of 2004, we expect that over 50% of our capacity will be 0.13 micron and 0.18 micron. That compares to just 15% in 2002. Under our plan, we expect to accomplish this without increasing our total capacity and do it with a lower cost structure. At completion, this means we would have advanced capacity of approximately 50,000 wafers per month. That compares to advanced capacity of approximately 20,000 wafers in December 2002. However, the implementation of the plan will be flexible and paced by market demand.

→ CHARTERED OFFERS A WELL-BALANCED MIX OF TECHNOLOGIES TO SERVE A BROAD SPECTRUM OF PRODUCT NEEDS

As part of the overall plan, our mature capacity will fall from 85% of total in 2002 to below 50% of total by the end of 2004. An important step in this process was announced in February 2003 when we disclosed plans to phase-out Fab 1 over the next 13 months. The business of Fab 1 will be transitioned to Fab 2, and we expect to retain a majority of the business.

Our fab revitalization plan adopts a new "process-centric" model that we believe will improve asset utilization and offer greater flexibility and scalability across all of our fabs. As a result, we will be able to fully capitalize on our enhanced technology position with more leading-edge capacity, while continuing to serve the mature and specialized process needs of customers in the most cost-effective manner.



Moving forward

We are taking the necessary actions to address the opportunities and challenges ahead of us. In doing that, we will continue to look for cost-effective approaches and maintain the same financial discipline we have adopted in the past in managing our spending. The plan we have put in place and what we have achieved so far give us great confidence moving forward. We believe that in the coming years Chartered will be a different company, a stronger company - one that will be at the forefront of technology and a true first-source option for the world's leading semiconductor and electronics companies.

We are committed to creating value for our shareholders, customers and employees as we shape our future and address the opportunities ahead. We want to thank you for your continued patience and support.

Chia Song Hwee
President & CEO





A major highlight of 2002 for Chartered was the signing of a milestone joint development and manufacturing agreement with IBM. Chartered and IBM plan to jointly develop and align on 90-nm and 65-nm logic processes for foundry chip production on 300 millimeter (mm) silicon wafers.

The agreement also includes a reciprocal manufacturing arrangement between Chartered and IBM. Chartered will be able to offer its customers some capacity in IBM's new 300mm chip manufacturing facility in East Fishkill, N.Y., allowing us to provide 300mm capacity immediately to our customers while continuing to develop our own expertise in this area and defer our investment in a 300mm fab by one year. IBM expects to utilize some capacity in Chartered's 300mm Fab 7 in Singapore.

→ "IBM VIEWS THIS AGREEMENT WITH CHARTERED, FIRST AND FOREMOST, AS A BENEFIT TO CUSTOMERS. BY COLLABORATING WITH CHARTERED, ONE OF THE WORLD'S LEADERS IN SEMICONDUCTOR FOUNDRY SERVICES, WE BELIEVE WE CAN DRAW UPON THEIR EXPERTISE TO TAILOR NEW TECHNOLOGIES FOR FOUNDRY CUSTOMERS."

John Kelly
Senior Vice President and Group Executive
IBM Technology Group

Both IBM and Chartered benefit from this agreement as we combine our resources and expertise to truly push the forefront of semiconductor technology. But more importantly, the agreement delivers both leading-edge technologies and the cost efficiencies of high-volume manufacturing, which foundry customers need today and in the future.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This document and attachments contain forward looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our return to profitability strategy with plans to enhance our growth potential and improve our cost structure; our ability to become a first source solutions provider; our enhanced position in advanced technologies and the opportunity for higher profit margins and increased customer and market diversification; our fab revitalization plan and its expected impact; our plan to phase out Fab 1 and consolidate the business into Fab 2 by March 2004, including our expectation of the transition period and our ability to retain the majority of the Fab 1 business, our expectation of the financial impact of the closure of Fab 1 such as the expected one time pre tax costs associated with retention, workforce retention, workforce reduction, plant closure, customer assistance and other related expenses; our capacity utilization, potential production capacity and production capacity mix, equipping of our fabrication facilities (including our revision in plans for Fab 7), the expected impact of the IBM joint development and manufacturing agreement (including the estimated initial production dates at Fab 7 and IBM's East Fishkill facility); our research and development expenditure, the appropriateness of our business model and strategy as well as our technology roadmap, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances (including our joint development with IBM), changes in the market outlook and trends, the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; our ability to retain our Fab 1 employees during the transition period and to effect a smooth transfer of customers from Fab 1 to Fab 2; competition; access to or delays in technological advances, changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals, as well as the availability of financings and the terms thereof, could cause actual results to differ materially. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chartered
semiconductor manufacturing

Chartered Semiconductor Manufacturing Ltd
60 Woodlands Industrial Park D
Street 2
Singapore 738406

www.charteredsemi.com

2003 AR 4.01

EXHIBIT 99.2

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

Supplementary Information for the Year Ended December 31, 2002

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

ANNUAL REPORT INDEX

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2002
In thousands of US Dollars (except share data)

Directors' Report

We are pleased to submit this annual report to the members of the Company together with the audited unconsolidated and consolidated financial statements for the year ended December 31, 2002.

Directors

The directors in office at the date of this report are as follows:-

James A. Norling	(Chairman)
Lim Ming Seong	(Deputy Chairman)
Chia Song Hwee	(President and CEO - Appointed on 25 June 2002)
James H. Van Tassel	
Koh Beng Seng	(Chairman of Audit Committee)
Sum Soon Lim	(Member of Audit Committee)
Aubrey C. Tobey	(Member of Audit Committee)
Robert Edmund La Blanc	(Member of Audit Committee)
Andre Borrel	
Charles E Thompson	
Tsugio Makimoto	
Tay Siew Choon	
Peter Seah Lim Huat	(Appointed on January 16, 2002)
Premod Paul Thomas	(Alternate to Sum Soon Lim)

Principal Activities

The principal activities of the Company during the financial year have been those of an independent foundry of semiconductor integrated circuits using its advanced production facilities and proprietary integrated circuit designs of its customers. The Company operates in Singapore and its principal markets are the United States of America, Taiwan, Europe and Japan. There have been no significant changes in such activities during the financial year.

Acquisitions and Disposals of Subsidiaries

There were no acquisitions or disposals of subsidiaries during the year.

Financial Results

The consolidated and unconsolidated results of the Company for the financial year are as follows:

	Consolidated	Unconsolidated
Loss before minority interest	$ (472,651)	$ (314,917)
Minority interest	55,563	-
Net loss	$ (417,088)	$ (314,917)

Transfers to and from Reserves and Provisions

Material movements in reserves and provisions are as set out in the accompanying financial statements.

In thousands of US Dollars (except share data)

Issues of Shares and Debentures

During the financial year, the Company issued 2,605,007 ordinary shares of S$0.26 each for cash at the respective price per share set out below upon exercise of the options granted by the Company under the Chartered Semiconductor Manufacturing Ltd Share Ownership Plan 1999 (the "1999 Option Plan").

No. of ordinary shares issued under the 1999 Option Plan	Price per ordinary share S$
207,140	0.8000
22,772	0.9300
714,099	0.9309
67,003	1.0000
26,790	1.0922
156,116	1.1702
27,133	1.2021
42,969	1.2867
39,920	1.3777
55,251	1.3830
1,203,048	3.3440
42,764	4.7400
2	4.9900

Except as disclosed above, neither the Company nor its subsidiaries issued any shares or debentures during the financial year.

During the financial year, the Company issued 1,193,930 ordinary shares of S$0.26 each for cash at the respective price per share set out below under the Chartered Semiconductor Manufacturing Ltd Employee Share Purchase Plan 2001 (the "Chartered Purchase Plan") and Share Purchase Plan 2001 for employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan"), collectively the "Purchase Plans".

No. of ordinary shares issued	Price per ordinary share S$
1,103,890	3.52
90,040	1.86

During the financial year, the Company also issued 1,109,623,763 ordinary shares of S$0.26 each for cash at S$1.00 per share pursuant to the rights offering completed in October 2002.

Arrangements to Enable Directors to Acquire Shares and Debentures

Except as disclosed under the "Share Options" section of this report, neither at the end of nor at any time during the financial year was the Company or its subsidiaries a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

In thousands of US Dollars (except share data)

Directors' Interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares and share options of the Company and in related corporations are as follows:

	Shareholdings in the name of the director, spouse and infant children	
	At beginning of the year/ date of appointment	At end of the year
The Company - Ordinary shares of S$0.26 each fully paid		
James A. Norling	–	36,000
Chia Song Hwee	134,787	242,616
James H. Van Tassel	82,329	82,329
Sum Soon Lim	194,425	350,000
Aubrey C. Tobey	1,880	1,880
Robert Edmund La Blanc	26,880	48,384
Andre Borrel	19,312	19,312
Charles E Thompson	33,880	33,880
Tsugio Makimoto	19,000	19,000
Premod Paul Thomas	18,000	32,400

The Company - Share options in unissued ordinary shares of S$0.26 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
James A. Norling	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	-	58,609	3.46	22/02/2003 to 22/02/2007
	-	1,172,195	3.88	01/05/2002 to 01/05/2012
	-	58,609	1.86	30/08/2003 to 30/08/2007
Lim Ming Seong	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	-	58,609	3.46	22/02/2003 to 22/02/2007
	-	58,609	1.86	30/08/2003 to 30/08/2007
Chia Song Hwee	10,467	10,467	1.18	07/10/1999 to 28/10/2006
	20,935	20,935	1.00	07/10/1999 to 28/11/2007
	61,704	61,704	0.80	07/10/1999 to 29/11/2008
	26,444	26,444	0.80	07/10/1999 to 29/04/2009
	70,331	70,331	2.86	29/04/2000 to 29/10/2009
	234,439	234,439	2.86	29/10/1999 to 29/10/2009
	410,268	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	234,439	3.46	22/02/2003 to 22/02/2012
	-	2,344,391	1.86	30/08/2003 to 30/08/2012

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

The Company - Share options in unissued ordinary shares of S$0.26 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
James H. Van Tassel	44,074	44,074	0.80	30/04/2000 to 30/04/2004
	35,165	35,165	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	58,609	58,609	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	-	29,304	3.46	22/02/2003 to 22/02/2007
	-	29,304	1.86	30/08/2003 to 30/08/2007
Sum Soon Lim	16,748	16,748	0.94	07/10/1999 to 07/10/2004
	41,870	41,870	0.80	07/10/1999 to 07/10/2004
	70,331	70,331	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	93,775	93,775	14.24	06/04/2001 to 06/04/2005
	93,775	93,775	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	-	46,887	3.46	22/02/2003 to 22/02/2007
	-	46,887	1.86	30/08/2003 to 30/08/2007
Aubrey C. Tobey	41,870	41,870	0.86	07/10/1999 to 07/10/2004
	22,037	22,037	0.80	30/04/2000 to 30/04/2004
	35,165	35,165	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	58,609	58,609	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	-	29,304	3.46	22/02/2003 to 22/02/2007
	-	29,304	1.86	30/08/2003 to 30/08/2007
Robert Edmund La Blanc	41,870	41,870	0.86	07/10/1999 to 07/10/2004
	11,721	11,721	2.86	29/04/2000 to 29/10/2004
	11,721	11,721	2.86	29/10/2000 to 29/10/2004
	23,443	23,443	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	-	29,304	3.46	22/02/2003 to 22/02/2007
	-	29,304	1.86	30/08/2003 to 30/08/2007

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

The Company - Share options in unissued ordinary shares of S$0.26 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
Andre Borrel	16,748	16,748	0.86	07/10/1999 to 07/10/2004
	42,199	42,199	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	93,775	93,775	14.24	06/04/2001 to 06/04/2005
	93,775	93,775	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	-	46,887	3.46	22/02/2003 to 22/02/2007
	-	46,887	1.86	30/08/2003 to 30/08/2007
Charles E Thompson	41,870	41,870	0.86	07/10/1999 to 07/10/2004
	35,165	35,165	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	58,609	58,609	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	-	29,304	3.46	22/02/2003 to 22/02/2007
	-	29,304	1.86	30/08/2003 to 30/08/2007
Koh Beng Seng	44,074	44,074	0.80	30/04/2000 to 30/04/2004
	11,721	11,721	2.86	29/04/2000 to 29/10/2004
	11,721	11,721	2.86	29/10/2000 to 29/10/2004
	11,721	11,721	14.24	06/04/2001 to 06/04/2005
	11,721	11,721	10.12	03/10/2001 to 03/10/2005
	5,860	5,860	4.05	28/03/2002 to 28/03/2006
	11,721	11,721	4.26	15/08/2002 to 15/08/2006
	-	29,304	1.86	30/08/2003 to 30/08/2007
Tsugio Makimoto	11,721	11,721	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	-	29,304	3.46	22/02/2003 to 22/02/2007
	-	29,304	1.86	30/08/2003 to 30/08/2007
Tay Siew Choon	23,443	23,443	4.26	15/08/2002 to 15/08/2006
	-	29,304	3.46	22/02/2003 to 22/02/2007
	-	234,439	3.88	01/05/2002 to 01/05/2007
	-	46,887	1.86	30/08/2003 to 30/08/2007
Peter Seah Lim Huat	-	23,443	3.46	22/02/2003 to 22/02/2007
	-	46,887	1.86	30/08/2003 to 30/08/2007

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

The Company - Share options in unissued ordinary shares of S$0.26 each

Premod Paul Thomas	11,721	11,721	2.86	29/10/2000 to 29/10/2004
	11,721	11,721	14.24	06/04/2001 to 06/04/2005
	11,721	11,721	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	5,860	5,860	4.26	15/08/2002 to 15/08/2006
	-	5,860	3.46	22/02/2003 to 22/02/2007
	-	5,860	1.86	30/08/2003 to 30/08/2007

As a result of the Company's rights offering completed in October 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.

Related Corporations

The Ascott Group Limited - Share options in unissued ordinary shares of S$0.20 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
Lim Ming Seong	12,000	12,000	0.3200	29/06/2002 to 28/06/2011
Tay Siew Choon	10,000	10,000	0.3700	20/12/2001 to 19/12/2010
	12,000	12,000	0.3200	29/06/2002 to 28/06/2011
	-	12,000	0.3530	04/05/2003 to 04/05/2012
Peter Seah Lim Huat	-	12,000	0.3530	05/05/2003 to 04/05/2012
Premod Paul Thomas	8,000	8,000	0.3700	20/12/2001 to 19/12/2010
	8,000	8,000	0.3200	29/06/2002 to 28/06/2011
	-	8,000	0.3530	04/05/2003 to 03/05/2012

	At beginning of the year/ date of appointment	At end of the year
CapitaLand Limited - Ordinary shares of S$1.00 each fully paid		
Lim Ming Seong	13,250	13,250
Peter Seah Lim Huat	113,000	113,000

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

CapitaLand Limited - Share options in unissued ordinary shares of S$1.00 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
Sum Soon Lim	107,700	107,700	2.5400	13/06/2001 to 11/06/2005
	80,000	80,000	2.5100	05/08/2001 to 03/08/2005
	150,000	150,000	2.5000	19/06/2002 to 18/06/2006
	-	100,000	1.7100	11/05/2003 to 10/05/2007
Tay Siew Choon	53,850	53,850	2.5400	12/06/2001 to 12/06/2005
	50,000	50,000	2.5000	19/06/2002 to 18/06/2006
	-	40,000	1.7100	11/05/2003 to 10/05/2007
Peter Seah Lim Huat	-	90,000	1.7100	11/05/2003 to 10/05/2007
Premod Paul Thomas	53,850	53,850	2.5400	13/06/2001 to 11/06/2010
	-	18,000	1.7100	11/05/2003 to 10/05/2012

	At beginning of the year	At end of the year
Embrace Ltd - Ordinary shares of S$0.01 each fully paid		
Premod Paul Thomas*	-	5,000
Raffles Holdings Limited - Ordinary shares of S$0.50 each fully paid		
Lim Ming Seong	12,000	12,000
Tay Siew Choon	10,000	10,000
Premod Paul Thomas	5,000	5,000

Pacific Internet Limited - Share options in unissued ordinary shares of S$2.00 each

	At date of appointment	At end of the year	Exercise price $	Exercisable period
Tay Siew Choon	8,000	8,000	32.4800	10/11/2000 to 09/11/2004

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

	At beginning of the year/ date of appointment	At end of the year
Singapore Telecommunications Ltd - Ordinary shares of S$0.15 each fully paid		
Lim Ming Seong	3,510	3,620
Chia Song Hwee	1,680	1,820
Sum Soon Lim	3,510	3,510
Koh Beng Seng	1,720	1,680
Tay Siew Choon	3,110	3,220
Peter Seah Lim Huat	3,310	3,420
Singapore Computer Systems Limited - Ordinary shares of S$0.25 each fully paid		
Tay Siew Choon	371,000	571,000
Tay Siew Choon#	-	600,000

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
Singapore Computer Systems Limited - Share options in unissued ordinary shares of S$0.25 each				
Tay Siew Choon	80,000	80,000	2.2000	19/10/2001 to 18/10/2005
	100,000	100,000	2.0800	15/03/2002 to 14/03/2006
	-	75,000	1.5500	08/03/2003 to 07/03/2007
Singapore Technologies Engineering Ltd – Share options in unissued ordinary shares of S$0.10 each				
Lim Ming Seong	-	15,000	2.2900	08/02/2003 to 07/02/2007
Sum Soon Lim	25,000	25,000	2.7200	20/02/2002 to 19/02/2006
	-	19,000	2.2900	08/02/2003 to 07/02/2007
Peter Seah Lim Huat	-	89,000	1.9200	13/08/2003 to 12/08/2007

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

ST Assembly Test Services Ltd - Ordinary shares of S$0.25 each fully paid

	At beginning of the year/ date of appointment	At end of the year
Chia Song Hwee	30,000	30,000
Sum Soon Lim	155,000	155,000
Robert Edmund La Blanc	20,000	20,000
James H. Van Tassel	10,000	10,000
Andre Borrel	10,000	10,000
Koh Beng Seng	45,000	45,000
Tay Siew Choon	4,000	4,000
Premod Paul Thomas	74,000	74,000

ST Assembly Test Services Ltd - Share options in unissued ordinary shares of S$0.25 each

	At beginning of the year	At end of the year	Exercise price S$	Exercisable period
Lim Ming Seong	200,000	200,000	1.5920	24/04/2002 to 23/04/2011
	-	70,000	2.8850	29/04/2003 to 28/04/2007
Koh Beng Seng	10,000	10,000	0.2500	09/02/2000 to 09/12/2004
	50,000	50,000	3.5540	09/02/2000 to 21/11/2004
	40,000	40,000	6.9300	20/04/2001 to 19/04/2005
	50,000	50,000	1.5920	24/04/2002 to 23/04/2006
	-	50,000	2.8850	29/04/2003 to 28/04/2007
Premod Paul Thomas	12,500	12,500	0.4200	10/12/1999 to 09/12/2009
	7,500	7,500	0.2500	10/12/1999 to 09/12/2009
	16,000	16,000	3.5540	09/02/2000 to 21/11/2009
	40,000	40,000	6.9300	20/04/2001 to 19/04/2010
	50,000	50,000	1.5920	24/04/2002 to 23/04/2011
	-	50,000	2.8850	29/04/2003 to 28/04/2012

SembCorp Industries Ltd - Ordinary shares of S$0.25 each fully paid

	At beginning of the year/ date of appointment	At end of the year
Lim Ming Seong	91,551	91,551
Tay Siew Choon	54,598	54,598

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

SembCorp Industries Ltd - Share options in unissued ordinary shares of S$0.25 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
Tay Siew Choon	144,611	-	2.5350	11/04/1999 to 10/04/2002
	224,295	224,295	1.2940	22/04/2000 to 20/04/2003
	500,000	500,000	2.2600	20/05/2001 to 19/05/2009
	500,000	500,000	1.9900	27/06/2001 to 26/06/2010
	50,000	50,000	1.5500	20/04/2002 to 19/04/2006
	-	25,000	1.5900	08/05/2003 to 07/05/2007
	-	25,000	0.9800	18/10/2003 to 17/10/2007
Peter Seah Lim Huat	140,000	140,000	1.9900	27/06/2001 to 26/06/2005
	140,000	140,000	1.5500	20/04/2002 to 19/04/2006
	-	70,000	1.5900	08/05/2003 to 07/05/2007
	-	70,000	0.9800	18/10/2003 to 17/10/2007
Premod Paul Thomas	5,000	5,000	1.9900	27/06/2001 to 26/06/2010
	5,000	5,000	1.5500	20/04/2002 to 19/04/2011
	-	3,000	1.5900	08/05/2003 to 07/05/2012
	-	3,000	0.9800	18/10/2003 to 17/10/2012

SembCorp Logistics Ltd - Share options in unissued ordinary shares of S$0.25 each

Tay Siew Choon	60,000	-	2.5038	29/06/2001 to 28/09/2002

SNP Corporation Ltd - Share options in unissued ordinary shares of S$0.50 each

Tay Siew Choon	20,000	20,000	0.5000	23/04/2002 to 22/04/2011
	-	50,000	0.7100	17/04/2003 to 16/04/2007

STT Communications Ltd - Share options in unissued ordinary shares of S$0.50 each

Lim Ming Seong	25,000	25,000	0.9200	28/04/2002 to 27/04/2011
	50,000	50,000	0.5000	24/11/2002 to 23/11/2011
Sum Soon Lim	300,000	300,000	1.4200	19/09/2001 to 18/09/2010
	35,000	35,000	0.9200	28/04/2002 to 27/04/2011
	70,000	70,000	0.5000	24/11/2002 to 23/11/2011
	-	200,000	0.5000	29/06/2003 to 28/06/2012
Tay Siew Choon	100,000	100,000	1.4200	19/09/2001 to 18/09/2010
	15,000	15,000	0.9200	28/04/2002 to 27/04/2011
	30,000	30,000	0.5000	24/11/2002 to 23/11/2011
	-	80,000	0.5000	29/06/2003 to 28/06/2012
Peter Seah Lim Huat	-	8,000	0.5000	29/06/2003 to 28/06/2012
Premod Paul Thomas	20,000	20,000	1.4200	19/09/2001 to 18/09/2010
	10,000	10,000	0.9200	28/04/2002 to 27/04/2011
	10,000	10,000	0.5000	24/11/2002 to 23/11/2011
	-	80,000	0.5000	29/06/2003 to 28/06/2012

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

	At beginning of the year/ date of appointment	At end of the year
Singapore Food Industries Limited - Ordinary shares of S$0.05 each fully paid		
Tay Siew Choon	270,000	520,000
Premod Paul Thomas	9,000	9,000

Singapore Food Industries Limited - Share options in unissued ordinary shares of S$0.05 each

	At beginning of the year/ date of appointment	At end of the year	Exercise price S$	Exercisable period
Tay Siew Choon	200,000	-	0.7800	29/10/2001 to 28/10/2004
	200,000	150,000	0.5500	24/08/2001 to 23/08/2005
StarHub Pte Ltd - Share options in unissued ordinary shares of S$0.10 each				
Peter Seah Lim Huat	-	150,000	0.2200	30/11/2003 to 29/11/2012

	At beginning of the year/ date of appointment	At end of the year
SMRT Corporation Ltd - Ordinary shares of S$0.10 each fully paid		
Tay Siew Choon+++	-	30,000
Vertex Venture Holdings Ltd **- Ordinary shares of S$0.20 each fully paid		
Tay Siew Choon	71,208	-
Vertex Investment (II) Ltd - Ordinary shares of US$1.00 each fully paid		
Tay Siew Choon*	2	2
Vertex Technology Fund Ltd - Ordinary shares of US$1.00 each fully paid		
Lim Ming Seong +	300	300
Sum Soon Lim	300	300
Tay Siew Choon +	20	20
Premod Paul Thomas +	50	50

In thousands of US Dollars (except share data)

Directors' Interests (cont'd)

	At beginning of the year/ date of appointment	At end of the year
Vertex Technology Fund (II) Ltd - Ordinary shares of US$1.00 each fully paid		
Lim Ming Seong++	50	50
Sum Soon Lim	500	500
Koh Beng Seng	15	15
Tay Siew Choon ++	500	500
Premod Paul Thomas++	50	50
Vertex Technology Fund (II) Ltd - Redeemable Preference Shares of US$0.01 each fully paid		
Lim Ming Seong ++	50	50
Sum Soon Lim	500	500
Koh Beng Seng	15	15
Tay Siew Choon ++	500	500
Premod Paul Thomas++	50	50

* Held in the name of Overseas Union Bank Trustees Limited

** During the financial year, a voluntary conditional cash offer was made for Vertex Venture Holdings Ltd by the Development Bank of Singapore Ltd for and on behalf of Ellensburg Holdings Pte Ltd.

\+ Held in the name of HSBC Trustee (Singapore) Limited

++ Held in the name of Ballas Nominees (Private) Limited

+++ Held in the name of DBS Nominees (Private) Limited

\# Conditional award over 600,000 ordinary shares of S$0.25 each in Singapore Computer Systems Limited under the Green Dot Capital Restricted Stock Plan

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares or debentures of the Company either at the beginning or at the end of the financial year.

Dividends

Since the end of the last financial year, no dividend has been paid in respect of that previous financial year. No dividend has been paid or is proposed to be paid in respect of the financial year under review.

Bad and Doubtful Debts

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Company inadequate to any substantial extent.

Current Assets

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ensure that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the consolidated financial statements misleading.

Charges and Contingent Liabilities

Since the end of the financial year:

- no charge on the assets of the Company or its subsidiaries has arisen which secures the liabilities of any other person; and

- no contingent liability of the Company or its subsidiaries has arisen.

Ability to Meet Obligations

No contingent liability or other liability of the Company or its subsidiaries has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company or its subsidiaries to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the unconsolidated or consolidated financial statements of the Company misleading.

In thousands of US Dollars (except share data)

Unusual Items

Except as disclosed in Note 26 of US GAAP financial statements, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would affect substantially the consolidated or unconsolidated results for the financial year in which this report is made, or render any items in the consolidated or unconsolidated financial statements for the current financial year misleading, or affect the ability of the Company or its subsidiaries in meeting their obligations as and when they fall due.

Directors' Interests in Contracts

During the financial year, one of the directors of the Company received advisory fees from related companies in his capacity as Corporate Advisor to these companies for provision of strategic, organizational and corporate finance advisory services.

Except as disclosed in this report, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

Details of options on unissued shares of the Company are set out below:-

Name of participant	Options granted during the financial year under review	Aggregate options granted since commencement of Scheme to the end of financial year under review	Aggregate options exercised/ lapsed since commencement of Scheme to the end of the financial year under review	Aggregate options outstanding as at the end of the financial year under review
Directors of the Company				
James A. Norling	1,289,413	1,406,631	-	1,406,631
Lim Ming Seong	117,218	234,436	-	234,436
Chia Song Hwee	2,578,830	4,733,001	264,610	4,468,391
James H Van Tassel	58,608	337,116	-	337,116
Sum Soon Lim	93,774	527,490	-	527,490
Aubrey C Tobey	58,608	356,949	-	356,949
Robert Edmund La Blanc	58,608	264,580	-	264,580
Andre Borrel	93,774	502,920	45,432	457,488
Charles E Thompson	58,608	334,912	-	334,912
Koh Beng Seng	29,304	137,843	-	137,843
Tsugio Makimoto	58,608	217,546	30,000	187,546
Tay Siew Choon	310,630	334,073	-	334,073
Peter Seah Lim Huat	70,330	70,330	-	70,330
Premod Paul Thomas	11,720	82,047	-	82,047

As a result of the Company's rights offering completed in October 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.

Except as set out above and in the accompanying financial statements:

(i) during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries; and

(ii) during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii) as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.

None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.

Audit Committee

The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company's officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.

The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

....

JAMES A. NORLING
Chairman

....

CHIA SONG HWEE
President and CEO

Singapore

March 13, 2003

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
STATEMENT BY DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2002

We, being directors of Chartered Semiconductor Manufacturing Ltd, do hereby state that in our opinion:

(a) the US GAAP financial statements set out on pages F-2 to F-34 read together with the supplementary financial statements set out on pages S-20 to S-26 (collectively, the "statutory financial statements") are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2002 and of the consolidated and unconsolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b) at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

The board of directors has authorized these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

....

JAMES A. NORLING
Chairman

....

CHIA SONG HWEE
President and CEO

Singapore

March 13, 2003

REPORT OF THE AUDITORS

Shareholders of Chartered Semiconductor Manufacturing Ltd:

We have audited the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd as set out on pages F-2 to F-34 (the "US GAAP financial statements") and the supplementary financial statements of the Company set out on pages S-20 to S-26 (the "supplementary financial statements" and collectively, the " statutory financial statements").

The US GAAP financial statements have been prepared to present the consolidated financial position, results and cash flows of the Company and its subsidiaries under generally accepted accounting principles applicable in the United States of America ("US GAAP"). The supplementary financial statements have been prepared to present the unconsolidated financial position and results of the Company and other additional information required by the Companies Act (the "Act").

The statutory financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on the statutory financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the statutory financial statements are properly drawn up in accordance with the provisions of the Act, as modified by exemption orders granted by the Registrar of Companies and Businesses, so as to give a true and fair view of:

    (i) the consolidated and unconsolidated state of affairs as at December 31, 2002 and of the consolidated and unconsolidated results of the Company for the year ended on that date; and

    (ii) the other matters required by Section 201 of the Act to be dealt with in the statutory financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary incorporated in Singapore, of which we are the auditors, have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements of Chartered Semiconductor Manufacturing, Inc., Chartered Semiconductor Japan K.K., Chartered Semiconductor Taiwan Ltd and Chartered Semiconductor Europe Ltd which are not required by the law of the countries in which they are incorporated to be audited, being financial statements that have been included in the US GAAP financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore

March 13, 2003

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
FOR THE YEAR ENDED DECEMBER 31
In thousands

The assets and liabilities of the Company as of December 31, 2001 and 2002 are as follows:

	Unconsolidated	
	2001	2002
ASSETS		
Cash and cash equivalents	$ 1,029,917	$ 1,190,845
Accounts receivable, net		
Trade	37,709	43,181
Others	26,654	5,578
Amounts due from subsidiaries (mainly trade)	222,343	156,342
Amounts due from SMP (mainly trade)	13,321	18,778
Amounts due from ST affiliates (mainly trade)	1,070	4
Inventories	10,488	9,367
Prepaid expenses	1,295	2,802
Total current assets	1,342,797	1,426,897
Investment in subsidiaries.	213,461	213,461
Investment in SMP	120,959	120,959
Other non-current assets		
Loan to subsidiary	-	246,000
Deferred tax asset	1,497	1,540
Others	28,122	87,318
Technology license agreements		
less accumulated amortization	15,167	16,540
Property, plant and equipment, net	1,183,098	963,393
Total assets	$ 2,905,101	$ 3,076,108
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable		
Trade	$ 8,611	$ 11,911
Fixed asset purchases	44,981	70,627
Current installments of long-term debt	135,050	35,311
Accrued operating expenses	134,408	119,020
Amounts due to subsidiaries (mainly trade)	12,166	12,336
Amounts due to SMP (trade)	28,358	107
Amounts due to ST and ST affiliates (mainly trade)	5,434	5,250
Income taxes payable	24,159	19,807
Other current liabilities	22,494	28,067
Total current liabilities	415,661	302,436
Long-term debt, excluding current installments	669,485	667,205
Long-term customer deposits	41,281	10,431
Other non-current liabilities	5,179	20,286
Total liabilities	1,131,606	1,000,358
Share capital	280,480	443,713
Additional paid-in capital	1,782,633	2,238,752
Accumulated deficit	(240,322)	(555,239)
Accumulated other comprehensive loss	(49,296)	(51,476)
Total shareholders' equity	1,773,495	2,075,750
Total liabilities and shareholders' equity	$ 2,905,101	$ 3,076,108

See accompanying notes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
FOR THE YEAR ENDED DECEMBER 31
In thousands

The unconsolidated income of the Company for the years ended December 31, 2001 and 2002 are as follows:

	Unconsolidated	
	2001	**2002**
Loss before income taxes	$ (292,842)	$ (308,795)
Income tax expense		
- current	(16,026)	(6,165)
- overprovision in prior years	957	-
- deferred	1,389	43
	(13,680)	(6,122)
Net loss	$ (306,522)	$ (314,917)
Loss before income taxes is arrived at after charging:		
Amortization of intangible assets	$ 2,000	$ 2,080
Auditors' remuneration		
- current year	226	229
- overprovision in respect of prior years	(53)	–
Non audit fees paid to auditors of the Company	317	536
Depreciation of property, plant and equipment	322,864	284,592
Directors' remuneration		
- stock-based compensation	443	(436)
- other remuneration	4,459	2,499
Interest expense (net of capitalized amounts)	26,496	28,917
and crediting:		
Gain on disposal of property, plant and equipment	98	810
Government grants		
- income related	12,219	13,168
- asset related	599	5,423
Interest income		
- ST affiliates	19,076	7,514
- subsidiary	-	1,420
- others	25,626	8,858

See accompanying notes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
FOR THE YEAR ENDED DECEMBER 31, 2002
In thousands

The movements in the unconsolidated reserves of the Company for the years ended December 31, 2001 and 2002 are as follows:

	Ordinary shares No.	Ordinary shares $	Additional Paid-in Capital $	Retained Earnings (Deficit) $	Other Accumulated Compre-hensive Income (Loss) $	Total Share-holders' Equity $
Balance at January 1, 2001	1,379,691	279,893	1,775,059	66,200	(52,696)	2,068,456
Net loss	–	–	–	(306,522)	–	(306,522)
Stock compensation	–	–	763	–	–	763
Issuance of shares	4,065	587	3,838	–	–	4,425
Derivative and hedging activities including cumulative effect-type-adjustment	–	–	–	–	3,400	3,400
Share options issued and charged to SMP	–	–	2,973	–	–	2,973
Balance at December 31, 2001	1,383,756	280,480	1,782,633	(240,322)	(49,296)	1,773,495
Net loss	–	–	–	(314,917)	–	(314,917)
Stock compensation	–	–	(253)	–	–	(253)
Issuance of shares	3,799	547	4,750	–	–	5,297
Rights offering, net of expenses	1,109,624	162,686	448,964	–	–	611,650
Derivative and hedging activities	–	–	–	–	(2,180)	(2,180)
Share options issued and charged to SMP	–	–	2,658	–	–	2,658
Balance at December 31, 2002	2,497,179	443,713	2,238,752	(555,239)	(51,476)	2,075,750

See accompanying notes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
FOR THE YEAR ENDED DECEMBER 31, 2002
In thousands

1. Basis of Accounting

The Company adopts US generally accepted accounting principles ("US GAAP") as its comprehensive basis of accounting for financial reporting purposes and the US dollar as its reporting currency.

US GAAP differs significantly from Singapore Statements of Accounting Standard ("SAS"). It is not practical to describe and quantify all the differences between US GAAP and SAS. Major differences include:

(a) differences in the recording of capital, as a result of the Company's capital reduction in 1992 not being recognized under US GAAP;

(b) different commencement dates for the capitalization of interest and commencement of depreciation of assets under construction or installation;

(c) the recognition of certain employee benefits relating to share ownership and option plans as employee costs in the statement of operations under US GAAP, which is not required under SAS;

(d) the recognition of the fair value of all derivative instruments on the balance sheet under US GAAP, which is not required under SAS;

(e) differences in accounting treatment of certain debt instruments with embedded equity components;

(f) different dates for the recognition of income, expenses, provisions for future costs, provisions and writedowns against assets, capital transactions and other transactions; and

(g) differences in presentation and classification of assets, liabilities, income, expenses, cash flows, capital and disclosure items.

2. Requirements of the Companies Act

The consolidated US GAAP financial statements of the Company are set out on pages F-2 to F-34. Under US GAAP, the Company is not required to present unconsolidated financial statements of the Company. In order to comply with the additional requirements of the Companies Act (the "Act"), to the extent such requirements are not dealt with in the US GAAP financial statements or have been waived by exemption orders of the Registrar of Companies and Businesses, the Company presents additional financial information in this set of supplementary financial statements (the "supplementary financial statements"). The US GAAP financial statements together with the supplementary financial statements comprise the statutory financial statements of the Company.

The supplementary financial statements should be read in conjunction with the US GAAP financial statements, and comprise the unconsolidated statement of operations of the Company for the year ended December 31, 2002 and the unconsolidated balance sheet as of that date, prepared using the accounting policies set out in the US GAAP financial statements (except that the investments in subsidiaries and affiliates are stated at cost), together with disclosures required under the Ninth Schedule of the Act and with comparative balances for the year ended and as of December 31, 2001.

SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
In thousands

3. Loan to Subsidiary

During the year, the Company entered into a loan agreement with its subsidiary, Chartered Silicon Partners Pte Ltd ("CSP"). Pursuant to the loan agreement, it was agreed that on certain specified dates, amounts payable by CSP to the Company would be converted to a loan from the Company ("the Chartered loan") to CSP. CSP also entered into subordination agreements to subordinate the amounts due under the Chartered loan to the amounts due by CSP to its other lenders. The Chartered loan bears interest at the prevailing rate similar to other loans obtained by CSP from other lenders. As at December 31, 2002, this rate was 2.2875%. There is no fixed repayment date for the principal amounts and the interest accrued on the Chartered loan and repayment is subject to CSP meeting certain conditions specified in the subordination agreements. CSP will also bear all fees, expenses and taxes incurred in relation to the Chartered loan.

4. Inventories

Included in inventories is work-in-progress of $5,566 as of December 31, 2001 and $6,453 as of December 31, 2002. Work-in-progress includes materials, direct labor and an appropriate proportion of production overheads.

5. Net Current Assets

Unconsolidated net current assets amounted to $927,136 and $1,124,462 as of December 31, 2001 and 2002, respectively.

6. Subsidiaries

	Unconsolidated	
	2001	2002
Investments in equity of subsidiaries, at cost:		
- Chartered Semiconductor Manufacturing, Inc. ("CSM Inc") .	$ 126	$ 126
- Chartered Silicon Partners Pte Ltd ("CSP")	213,207	213,207
- Chartered Semiconductor Japan K.K. ("CSJ")	94	94
- Chartered Semiconductor Taiwan Ltd ("CST")	33	33
- Chartered Semiconductor Europe Ltd ("CSE")	1	1
	$ 213,461	$ 213,461

CSM Inc, CSJ, CST and CSE are wholly-owned subsidiaries which undertake marketing in the United States of America, Japan, Taiwan and Europe, respectively. CSP is a 51% held semiconductor integrated circuit foundry operating in Singapore.

SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
In thousands

7. Technology License Agreements

Technology license agreements at December 31, 2001 and 2002 consist of the following:

	Unconsolidated	
	2001	2002
Technology licenses, at cost	$ 20,000	$ 23,453
Accumulated amortization	(4,833)	(6,913)
	$ 15,167	$ 16,540

8. Property, Plant and Equipment

Property, plant and equipment at December 31, 2001 and 2002 consist of the following:

	Unconsolidated	
	2001	2002
Cost		
Buildings	$ 149,040	$ 150,472
Mechanical and electrical installations	262,058	291,342
Equipment and machinery	1,822,360	1,866,166
Office and computer equipment	62,584	66,157
Assets under installation and construction	281,952	238,463
Total cost	$ 2,577,994	$ 2,612,600
Accumulated depreciation		
Buildings	$ 38,340	$ 45,867
Mechanical and electrical installations	139,633	167,699
Equipment and machinery	1,173,183	1,382,552
Office and computer equipment	43,740	53,089
Total accumulated depreciation	$ 1,394,896	$ 1,649,207
Property, plant and equipment (net)	$ 1,183,098	$ 963,393

9. Provisions

Provisions at December 31, 2001 and 2002 consist of the following:

	Unconsolidated	
2002	Provision for warranty	Provision for doubtful debts
Beginning	$ 632	$ 4,035
Utilized in year	(1,685)	(1,078)
Charge for the year	1,670	149
Recovery/write back	-	(674)
Ending	$ 617	$ 2,432

SUPPLEMENTARY FINANCIAL STATEMENTS – in US Dollars
In thousands

9. Provisions (cont'd)

2001	Unconsolidated Provision for warranty	Provision for doubtful debts
Beginning	$ 3,235	$ 3,368
Utilized in year	(7,577)	(71)
Charge for the year	4,974	738
Ending	$ 632	$ 4,035

10. Commitments

(a) Technology Commitment

The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The payment obligations under these agreements are $170 million in 2003, $115 million in 2004 and $70 million in 2005.

(b) Capital Expenditure

Capital commitments at December 31, 2001 and 2002 consist of the following:

	Unconsolidated 2001	2002
Authorized but not contracted	$ 334,286	$ 162,534
Contracted	84,058	237,797
	$ 418,344	$ 400,331

11. Statutory Information Required by Paragraph 7 of the Ninth Schedule of the Companies Act, Chapter 50

	Unconsolidated Liabilities payable 2001	2002	Debts receivable 2001	2002
Within 2 years	$ 481,641	$ 327,604	$ 282,273	$ 465,055
After 2 years but within 5 years	635,873	651,153	-	15,000
After 5 years	-	-	2,777	2,777
	$ 1,117,514	$ 978,757	$ 285,050	$ 482,832

12. Contingencies

The Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN'S STATEMENT

Chairman's Statement

The Company raised net proceeds of $612 million from the rights offering of the Company's shares during the year.

Information on the employee share option plan are set out on page A-2.

Economic value added statements are set out on page A-2

Details of directors' remuneration are set out on page A-3

Statistics on the shareholders of the Company are set out on page A-5

Material changes in the operating environment that affects business prospects, the business review and future developments are included in the President's Statement.

....
JAMES A. NORLING
Chairman

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN'S STATEMENT

Employees Share Option Plan

Share Options Granted During the Year

Date of Grant	Balance at Date of Grant	Cancelled	Exercise	Balance at 31/12/2002	Exercise Price	Expiry Date
18/01/2002	674,011	-	-	674,011	4.06	18/01/2012
22/02/2002	1,185,909	31,303	-	1,154,606	3.46	22/02/2007
22/02/2002	10,870,999	1,191,311	-	9,679,688	3.46	22/02/2012
01/05/2002	234,439	-	-	234,439	3.88	01/05/2007
01/05/2002	1,172,195	-	-	1,172,195	3.88	01/05/2012
01/06/2002	35,165	-	-	35,165	3.49	01/06/2007
30/08/2002	1,366,431	820	-	1,365,611	1.86	30/08/2007
30/08/2002	14,979,848	25,956	-	14,953,892	1.86	30/08/2012
09/09/2002	937,756			937,756	2.42	09/09/2012
	31,456,753	1,249,390	-	30,207,363		

As a result of the Company's rights offering completed in October 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.

Fair Value of Options Under the Black-Scholes Option-Pricing Model

Date of Grant	Exercisable Period	Fair Value of Options	Dividend Yield	Risk-Free Interest Rate	Volatility Rate	Expected Lives (Years)
18/01/2002	18/01/2002 to 18/01/2012	1.78	0.000%	4.890%	72.980%	10
22/02/2002	22/02/2002 to 22/02/2007	1.18	0.000%	4.140%	72.990%	5
22/02/2002	22/02/2002 to 22/02/2012	1.52	0.000%	4.830%	72.990%	10
01/05/2002	01/05/2002 to 01/05/2007	1.33	0.000%	4.360%	72.180%	5
01/05/2002	01/05/2002 to 01/05/2012	1.71	0.000%	5.060%	72.180%	10
01/06/2002	01/06/2002 to 01/06/2007	1.17	0.000%	4.350%	67.690%	5
30/08/2002	30/08/2002 to 30/08/2007	0.66	0.000%	3.195%	73.720%	5
30/08/2002	30/08/2002 to 30/08/2012	0.85	0.000%	4.141%	73.720%	10
09/09/2002	09/09/2002 to 09/09/2012	0.62	0.000%	4.059%	75.890%	10

Economic Value Added (EVA)

(in US$ million)

	Restated (Note 3) 2001	2002
Adjusted net operating (loss) before tax	(350)	(381)
Billing from SMP for allocated wafer capacity	(90)	(40)
Adjust for		
Equity in loss of SMP	(2)	(44)
Interest expense	40	42
Imputed interest on present value of operating leases	4	4
Translation gain – derivative	(4)	-
Amortization of accumulated capital charge	(40)	(47)
Adjusted loss before interest and tax	(442)	(466)
Cash operating taxes	(16)	(7)
Net operating loss after tax (NOPAT)	(458)	(473)
Average capital employed (Note 1)	2,595	3,054
Weighted average cost of capital (%) (Note 2)	11.4	10.8
Capital charge	(296)	(330)
Group EVA	(754)	(803)
Less:		
Minority share of EVA	(88)	(62)
Group EVA attributable to ordinary shareholders	(666)	(741)
EVA spread	(685)	(75)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN'S STATEMENT

Note 1: Monthly average share capital plus interest bearing liabilities, timing provision, goodwill amortized and present value of operating leases.

	2002
Major Capital Components (in US$ million):	
Long-term debt	$ 1,007
Short-term debt	119
Equity	1,526
Others	402
	$ 3,054

Note 2: The Weighted Average Cost of Capital is calculated in accordance to Singapore Technologies Group EVA Policy as follows:

i) Cost of Equity using Capital Asset Pricing Model with market risk premium at 7.0%

ii) Risk-free rate 3.94% (2001: 4.12%) based on yield-to-maturity of Singapore Government 10 years Bonds;

iii) Ungeared beta at 1.2 based on ST risk categorization; and

iv) Cost of debt rate at 4.30% (2001: 4.58%) using 5-year Singapore Dollar Swap Offered rate plus 75 basis point.

Note 3: In 2001, EVA reported of US$754 million was based on EVA of the Group before MI. With effect from 2002, this statement is refined to reflect the EVA attributable to shareholders (excluding the minority share of EVA). The restated 2001 Group EVA attributable to shareholders of US$666 million reflects the above changes.

Value Added

	2001	2002
Value added per employment cost (in US$ thousand)	1.7	1.8
Value added per employee (in US$ thousand)	61	72

Directors' Remuneration

The remuneration of directors of the Company falls within the following ranges:-

	No. of Directors	
	2001	2002
$288,000 and above	1	3
$144,000 to $287,999	-	-
Below $144,000	13	13
	14	16

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN'S STATEMENT

Summary compensation table for the year ended 31 December 2002

(in US$ thousand)

	Salary (1)	Bonus (2)	Others (3)	Directors' Fees	Total	Fair Value of Options Granted (4)
James A. Norling	350	-	158	54	562	2,112
Lim Ming Seong	-	-	-	40	40	108
Chia Song Hwee	275	16	43	-	334	2,349
James H. Van Tassel	-	-	-	39	39	54
Sum Soon Lim	-	-	-	42	42	86
Aubrey C. Tobey	-	-	-	41	41	54
Robert Edmund La Blanc	-	-	-	38	38	54
Andre Borrel	-	-	-	49	49	86
Charles E Thompson	-	-	-	35	35	54
Koh Beng Seng	-	-	-	31	31	19
Tsugio Makimoto	-	-	-	33	33	54
Tay Siew Choon	-	-	39	-	39	377
Peter Seah Lim Huat	-	-	-	-	-	59
Premod Paul Thomas	-	-	-	-	-	11
Ho Ching(6)	-	-	-	37	37	129
Barry Waite(5)	200	667	312	-	1,179	535
Total	825	683	552	439	2,499	6,141
Total as of 31 December 2001	492 (5)	3,327 (5)	206 (5)	434	4,459	9,904

(1) Base salary (inclusive of employers' Central Provident Fund (CPF)).

(2) Economic Value Added (EVA)/Performance/Performance Target Bonus (PTB)/Quarterly (inclusive of employers' CPF). Chia Song Hwee received the EVA and PTB bonus, which was paid to all the Company's employees, while he was the Chief Financial Officer, prior to his appointment of President and Chief Executive Officer on June 25, 2002.

(3) Allowances (inclusive of employers' CPF) and others.

(4) Fair value of options granted during the year using the Black Scholes Option pricing model.

(5) Remuneration paid to the executive director, Barry Waite. Resigned as President & Chief Executive Officer and Director on April 25, 2002.

(6) Resigned as Chairman and Director on August 1, 2002.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN'S STATEMENT

Shareholding Statistics as of March 12, 2003

Twenty Largest Shareholders

No.	Shareholder	No. of Shares	%
1	Singapore Technologies Pte Ltd	898,409,073	35.91
2	Singapore Technologies Semiconductors Pte Ltd	611,915,810	24.46
3	Citibank Nominees Singapore Pte Ltd	182,747,157	7.30
4	Raffles Nominees Pte Ltd	97,973,391	3.91
5	DBS Nominees Pte Ltd	60,842,106	2.43
6	United Overseas Bank Nominees Pte Ltd	39,158,637	1.56
7	Oversea-Chinese Bank Nominees Pte Ltd	22,916,643	0.91
8	HSBC (Singapore) Nominees Pte Ltd	20,563,757	0.82
9	DB Nominees (S) Pte Ltd	15,294,117	0.61
10	OCBC Securities Pte Ltd	11,638,713	0.47
11	Phillip Securities Pte Ltd	11,566,686	0.46
12	EDB Investments Pte Ltd	11,387,280	0.46
13	Pornchada Vanich	10,000,000	0.40
14	Lim & Tan Securities Pte Ltd	9,530,000	0.38
15	BNP Paribas Nominees Singapore Pte Ltd	8,746,297	0.35
16	HL Bank Nominees (S) Pte Ltd	8,281,000	0.33
17	UOB Kay Hian Pte Ltd	8,134,400	0.33
18	Kim Eng Ong Asia Securities Pte Ltd	7,434,313	0.30
19	Morgan Stanley Asia (Singapore) Pte Ltd	6,885,888	0.28
20	DBS Vickers Securities (S) Pte Ltd	5,403,603	0.22
		2,048,828,871	81.89

Size of Holding	No. of Shareholders	%	No. of Shares	%
1 - 999	775	1.47	219,011	0.01
1,000 - 10,000	43,800	83.35	156,520,296	6.25
10,001 - 1,000,000	7,941	15.11	258,948,174	10.35
1,000,001 and above	36	0.07	2,086,270,615	83.39
	52,552	100.00	2,501,958,096	100.00

Substantial Shareholders :

	Direct Interest	Deemed Interest
Temasek Holdings (Private) Limited	-	1,510,145,883
Singapore Technologies Holdings Pte Ltd	-	1,510,324,883
Singapore Technologies Pte Ltd	898,409,073	611,915,810
Singapore Technologies Semiconductors Pte Ltd	611,915,810	-

Note:

- 'Substantial Shareholders' are those shareholders who own at least 5% of the equity of the Company.
- 'Deemed Interest' in shares arises, for example, when a person (including a company) owns at least 20% of another company which in turn owns shares in Chartered Semiconductor Manufacturing Ltd. The person is "deemed" to have an interest in the Chartered Semiconductor Manufacturing Ltd shares owned by that other company. It is, therefore, possible for several persons to be deemed interested in the same shares.

This note is merely illustrative. For a full understanding of the scope of the regulations, it is necessary to refer to the Companies Act, Chapter 50.